NEWS RELEASE

North American Palladium Announces First Quarter 2011 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, May 9, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today announced financial results and operational updates for the first quarter ended March 31, 2011.

Q1 Highlights

•	Lac des Iles mine (“LDI”) produced 30,661 ounces of payable palladium at a cash cost1 of US$519 per ounce;
•	Sleeping Giant mine produced 3,699 ounces of gold at a cash cost1 of US$1,991 per ounce;
•	Revenue of $36.7 million;
•	Adjusted EBITDA1 of $0.1 million;
•	Significant progress made in development activities: LDI mine expansion, Sleeping Giant shaft deepening and mill expansion, and development of Vezza; and
•	Received the Workplace Safety North Award of Excellence at LDI.

“First quarter underground production at LDI was essentially on plan, however weather conditions and manpower constraints adversely affected stockpile production.  During the quarter, we made significant progress in our development activities – which are integral to our future growth,” said William J. Biggar, President and Chief Executive Officer.  “The $270-million expansion of the LDI mine is our number one priority at NAP to increase future production and lower cash costs per ounce.  We have taken a strategic decision to place greater emphasis on development over production for the balance of the year, resulting in a 12% reduction in palladium production guidance for 2011 to 145,000 to 155,000 ounces.  The decrease in production is more than justified by the benefits of advancing the project on schedule to achieve commercial production from the new shaft in the fourth quarter of 2012.”

Mr. Biggar added: “At Sleeping Giant, the industry-wide labour challenges continue to impede production growth, and accordingly management has revised the mine’s 2011 production profile and implemented a plan to reduce operating costs with the objective of achieving break-even operating cash flow for the balance of the year, during which time the shaft deepening and mill expansion will be completed.”

Financial Results2

Revenue, after pricing adjustments, increased to $36.7 million in the first quarter, compared to $7.9 million in the same quarter last year.  Revenue was $29.4 million from LDI, and $7.3 million from Sleeping Giant.

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Net loss for the quarter ended March 31, 2011 was $10.3 million or $0.06 per share compared to a net loss of $18.4 million or $0.14 per share in the same quarter last year while the mine was still on care and maintenance.

EBITDA1 was negative $3.8 million for the first quarter, compared to negative $15.0 million in the same quarter last year due to a lower net loss.  Adjusted EBITDA1 for the first quarter (which excludes exploration expenses, and gains on disposal of equipment) was $0.1 million, compared to a negative $4.8 million in 2010 due to adding back exploration expenditures and mine startup costs in the prior year.

For the first quarter, cash provided by operations was $24.6 million compared to cash provided by operations of $10.2 million in the corresponding period last year.

In the first quarter, NAP used cash from operating activities of $6.6 million, before changes in non-cash working capital, or $0.04 per share, as compared to cash used in operations of $12.2 million, before changes in non-cash working capital, or $0.10 per share, for the quarter ended March 31, 2010. This increase is due primarily to the lower net loss of $10.2 million (of which amortization represents $2.1 million), partially offset by the higher future income and mining tax recoveries ($4.9 million).

As at March 31, 2011, the Company had approximately $163.3 million in working capital (including $100.1 million cash on hand), no long-term debt and $30 million in an undrawn credit facility.

Operational Update

Lac des Iles Palladium Mine

“During the first quarter, we successfully integrated our operating and development teams, which gives us the flexibility to allocate resources between the two activities,” said Greg Struble, Vice President and Chief Operating Officer.  “Despite weather-related and manpower challenges that impacted first quarter production, I am impressed with the ability of our workforce to adapt to changing conditions.  We are implementing a number of programs to attract and retain qualified personnel.  I am also very pleased with the LDI property and the potential upside for growth in reserves and production.”

First quarter production at the LDI mine included the blending of underground ore with surface stockpiles.  During the first quarter, NAP produced 30,661 ounces of payable palladium, at total cash costs1 (net of byproduct credits) of US$519 per ounce, compared to planned cash costs1 of US$458 per ounce.  During the quarter, 332,523 tonnes of ore was extracted from underground and from the surface stockpiles, of which underground ore sources provided 238,221 tonnes from the Roby Zone and some silling ore from the Offset Zone, while 94,302 tonnes came from surface stockpiles.  The LDI mill processed 337,846 tonnes of ore at an average of 8,819 tonnes per operating day, and the average palladium head grade at the mill was 3.85 grams per tonne, with a palladium recovery of 78.8%.

First quarter underground tonnage production at LDI was essentially on plan (although at slightly lower grades due to stope sequencing), while production from surface stockpiles was significantly lower due to the severity of the winter (one of the coldest on record in Thunder Bay) and crew availability.  To make up for the weather-related issues affecting surface production, the Company has hired additional contractors to assist with the break-up of the oversized stockpiles.

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During the quarter, the Company also implemented a geotechnical monitoring system following an unforeseen geotechnical occurrence that caused two sill pillars in the lower part of the Roby Zone to become unstable.  Issues of this nature are not uncommon in underground mines and did not impact production as the Company initiated a controlled extraction from the affected pillars.  The new system monitors seismic activity and will refine the Company’s understanding of the geotechnical data that will ultimately determine optimal stope design for the Offset Zone.  As a result of the new information, the Company intends to consider various backfilling scenarios for the mine expansion.

A mineral reserve and resource update incorporating 2010 drilling at LDI is currently in process, and is expected to be completed in the second quarter.  It will exclude the new Cowboy, Outlaw and Sherriff zones as there is insufficient drilling on these zones at this time.  Although the bulk of the 2010 drilling was infill drilling to facilitate planning for the mine expansion, early indications suggest there is likely to be a significant increase in resources driven by step-out drilling and a lower cut-off grade as a result of the large increase in metal prices (palladium and by-product metals platinum, gold, copper, and nickel) since the date of the last resource update.

The Company intends to update its LDI Mine Expansion Plan in the third quarter of this year to take into account the updated reserve and resource calculation, more current metal price assumptions, and the new seismic information that may impact stope design.

As the Company endeavours to simultaneously produce, develop and explore underground at LDI, 2011 will be a key transitional year.  With the mine expansion as the Company’s number one priority, management feels it is prudent to revise the 2011 mine plan to put greater emphasis on development in order to keep the expansion on track and optimize operations for future production.  Accordingly, management has reduced its annual production guidance to 145,000 to 155,000 ounces for 2011 to alleviate some of the pressure on development and the congestion that results from mining while developing.  Due to the high fixed cost component of operating costs, appreciation of the Canadian dollar, and higher contractor costs since the start of the year, the lower production volume will result in higher cash costs1 per ounce.  Accordingly, management has increased its cash cost1 guidance for 2011 to US$450 per ounce.  This should not be construed as being indicative of cash costs1 for 2012, when higher grade underground ore will not be diluted by the processing of low grade surface stockpiles.

During the first quarter the Company made significant progress in advancing the critical aspects of the mine expansion construction activities; highlights include:

•	Completed the pilot hole for the shaft raisebore machine;
•	Commenced raiseboring in May;
•	Began drilling the pilot hole for the vent raise into the Offset Zone;
•	Substantially completed the critical foundation work:
o	80% of hoist house walls poured
o	25% of head frame footings poured
o	75% of collar house footings poured
o	75% of walls formed

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•	Completed development of the shaft station and installation of ground support;
•	Completed construction of permanent dry and commenced construction of 96-person camp addition;
•	Began staging the construction steel for the hoist house and head frame structures; and
•	Advanced level development (around Level 4925) to allow for access to the Upper Offset Zone.

Sleeping Giant Gold Mine

While development at depth continues, mining at the Sleeping Giant mine was focused above the 975-metre elevation – mining the remnant reserves left behind by the previous operator.  During the first quarter Sleeping Giant produced 3,699 ounces of gold, at a cash cost1 of US$1,991 per ounce. During the quarter, 20,282 tonnes of ore were hoisted, with 20,642 tonnes being processed by the mill at an average head grade of 5.83 grams per tonne, with a gold recovery of 95.6%.

The shortfall in production and higher cash costs reflect the Company’s ongoing challenges of hiring and retaining more skilled, underground miners, which had a negative impact on the volume of tonnes mined and the grade controls.  Availability of skilled underground miners is critical for production growth at Sleeping Giant.  Experienced miners are in high demand in the sector, particularly in the highly competitive Abitibi region.  NAP’s efforts at implementing a program to increase employee retention and to attract new underground miners and geologists are ongoing, which includes competitive compensation, retention and incentive bonuses, as well as career advancement opportunities.

For the balance of 2011, a number of measures will be implemented to better manage the grade and tonnage controls at Sleeping Giant.  Some of these measures include: tighter definition drilling, increased emphasis on long hole stoping opportunities where applicable, remnant mining in the older stoping areas, and above all, a stronger focus on grade control.

Under the new leadership of Greg Struble, Vice President and Chief Operating Officer, the mine has embarked on a detailed review of all operating systems.  Operations will be refocused on quality of mining (grade) from the current focus on volume (tonnage).  The Company is currently evaluating all components of operating costs with a view to reducing costs to achieve break-even cash flow.  Accordingly, management has reduced its 2011 gold production guidance to 15,000 to 20,000 ounces.

During the quarter, the Company made good progress in the development work at depth which will be integral for increased production and profitability in 2012.  The 200-metre mine shaft deepening, embarked on to give access to stopes in zones that have historically provided good tonnage and higher grades, remains on target for completion at the end of the second quarter.  The development of the three new mining levels at depth is scheduled to commence in the third quarter.

The Company is conducting further infill drilling in order to develop its mine plan for 2012, when Sleeping Giant will have access to mining three new higher-grade levels at depth.  The 2012 mine plan is expected to be completed in the third quarter at which time management will confirm or revise its expectation of 40,000 to 50,000 ounces of production in 2012.

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The $7-million expansion of Sleeping Giant’s mill (from 900 tonnes per day to 1,250 tonnes per day) commenced during the quarter and is expected to be completed at the end of the third quarter. In the first quarter, NAP retained a construction manager for this project, completed the geo-technical tests and foundation design, and received the required construction permits.

Vezza Gold Project

Vezza is an advanced-stage gold exploration project that is currently being advanced through an investment of $26 million, comprised of surface and underground exploration and development, towards a production decision expected by year-end. The plan is to have Vezza ore processed at the nearby Sleeping Giant mill which is 85 kilometres away and accessible by provincial highway.  Assuming a positive production decision is made, gold production could begin in the first quarter of 2012 at an expected rate of 39,000 ounces per year over a nine-year mine life.

The Company recently released (see April 27 news release) an updated resource estimate for the project, which resulted in a substantial increase in the indicated category of over 200,000 tonnes. The measured and indicated resources’ total contained ounces increased by 12% to 321,000 ounces, while roughly 121,000 tonnes were converted from the inferred category to the indicated category.

In 2011, the Company intends to complete an additional 30,000 metres of drilling to test the continuity and grade of the deposit. Most of the campaign will comprise underground infill drilling, and approximately 5,000 metres of extensional drilling from surface on the west part of the main zone.

The Company has completed the dewatering of the shaft (741 metres from surface) and the four existing underground drifts. Underground rehabilitation of the drifts, stations and underground services (power, pumping and compressed air) is nearly complete. A 5,000-metre surface drilling program has started and two underground diamond drills are mobilized on site.

A bulk sample of up to 40,000 tonnes is also scheduled for the end of the third quarter of 2011. The Company has approval from the Ministry of Natural Resources and Wildlife for the bulk sample and is completing the permitting process with the Ministry of Sustainable Development, Environment and Parks.

Outlook

For the balance of 2011, the Company will focus on:

•	Progressing the LDI mine expansion;
•	Completing the LDI reserve and resource update (Q2);
•	Updating the LDI mine expansion plan (Q3);
•	Completing the shaft deepening and mill expansion at Sleeping Giant (Q3);
•	Advancing the Vezza gold project through exploration and development towards a production decision by year-end; and

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•	Continuing exploration programs aimed at increasing reserves and resources at LDI and in the gold division.

Conference Call and Webcast

Date:	Tuesday, May 10, 2011
Time:	2:00 p.m. ET
Webcast:	www.nap.com
Dial in:	416-340-2218 or 866-226-1793
Replay:	905-694-9451 or 800-408-3053 (Passcode: 5716682)

The conference call replay will be available until midnight on May 23, 2011. An archived audio webcast of the call will also be posted to NAP’s website.

Annual and Special Meetings of Shareholders

Date:	Wednesday, May 11, 2011
Time:	10:00 a.m. ET
Webcast:	www.nap.com
Venue:	The TSX Broadcast Centre Gallery
Address:	The Exchange Tower, 130 King Street West, Toronto, Ontario

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

1 Non-IFRS measure.  Please refer to Non-IFRS Measures in the MD&A.

2 NAP’s consolidated financial statements for the first quarter ended March 31, 2011 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2011. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

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Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that the Lac des Iles and Sleeping Giant mines and may not perform as planned, that the Offset Zone and Vezza development projects and other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Condensed Interim Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)
(unaudited)

	March 31	December 31	January 1
	2011	2010	2010

ASSETS
Current Assets
Cash and cash equivalents	$100,136	$75,159	$98,255
Accounts receivable	70,844	80,683	-
Taxes receivable	-	734	204
Inventories	23,803	27,487	25,306
Other assets	5,392	27,551	2,495
Total Current Assets	200,175	211,614	126,260

Non-current Assets
Mining interests	164,245	126,286	85,014
Reclamation deposit	10,558	10,537	10,503
Total Non-current Assets	174,803	136,823	95,517
Total Assets	$374,978	$348,437	$221,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$34,122	$39,859	$12,442
Current portion of obligations under finance leases	1,718	1,196	558
Provisions	1,000	1,000	1,000
Other financial liabilities	-	-	56
Total Current Liabilities	36,840	42,055	14,056

Non-current Liabilities
Taxes payable	1,460	936	1,573
Asset retirement obligations	12,677	12,594	13,602
Obligations under finance leases	1,092	1,195	576
Deferred mining tax liability	1,787	1,207	832
Total Non-current Liabilities	17,016	15,932	16,583

Shareholders’ Equity
Common share capital and purchase warrants	743,163	702,787	574,878
Stock options and related surplus	6,199	5,596	4,242
Contributed surplus	5,551	5,537	6,079
Deficit	(433,791)	(423,470)	(394,061)
Total Shareholders’ Equity	321,122	290,450	191,138
Total Liabilities and Shareholders’ Equity	$374,978	$348,437	$221,777

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Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended March 31
	2011	2010
Revenue – before pricing adjustments	$38,326	$7,930
Pricing adjustments:
Commodities	(1,603)	-
Foreign exchange	(9)	-
Revenue – after pricing adjustments	36,714	7,930

Operating expenses
Production costs	30,427	16,051
Royalty expense	1,126	-
Smelting, refining and freight costs	1,439	18
Depreciation and amortization	4,165	2,024
Loss on disposal of equipment	-	9
Total operating expenses	37,157	18,102
Loss from mining operations	(443)	(10,172)

Other expenses
General and administration	3,479	2,677
Exploration	3,839	4,165
Interest and other costs (income)	(412)	(1,995)
Foreign exchange loss (gain)	160	(13)
Total other expenses	7,066	4,834
Loss before taxes	(7,509)	(15,006)
Income and mining tax recovery (expense)	(2,812)	(3,345)
Loss and comprehensive loss for the period	(10,321)	(18,351)
Loss per share
Basic and diluted	$(0.06)	$(0.14)
Weighted average number of shares outstanding
Basic and diluted	160,198,305	127,405,601

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Condensed Interim Consolidated Statement of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended March 31
	2011	2010
Cash provided by (used in)
Operations
Net loss for the period	$(10,321)	$(18,351)
Operating items not involving cash
Depreciation and amortization	4,165	2,024
Deferred income and mining tax expense (recovery)	(1,263)	3,686
Share-based compensation and employee benefits	739	387
Other	112	68
	(6,568)	(12,186)
Changes in non-cash working capital	31,215	2,028
	24,647	(10,158)
Financing Activities
Issuance of common shares and warrants, net of issue costs	42,025	33
Repayment of obligations under capital leases	(503)	(247)
Interest paid on capital leases	(48)	(14)
	41,474	(228)
Investing Activities
Additions to mining interests	(41,144)	(4,487)
Proceeds on disposal of mining interests	-	5
	(41,144)	(4,482)
Increase (decrease) in cash and cash equivalents	24,977	(14,868)
Cash and cash equivalents, beginning of period	75,159	98,255
Cash and cash equivalents, end of period	$100,136	$83,387
Cash and cash equivalents consisting of:
Cash	$100,136	$83,101
Short-term investments	-	286
	$100,136	$83,387

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